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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. __)

                                TELEMETRIX, INC.
                        --------------------------------
                                (Name of Issuer)

                                     COMMON
                    ---------------------------------------
                         (Title of Class of Securities)

                                    87944M107
                                  ------------
                                 (CUSIP Number)

            Michael J. Tracy, P. O. Box 17, Gering, NE 69341, 308-436-4090
            --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 2004
                     --------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g), check following box. [ ]

NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

1 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            ARDARA INVESTMENTS, LTD.
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Cayman Islands, BWI
.................................................................................
  Number of     7.    Sole Voting Power: 780,000
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  750,000
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            750,000
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            4%
.................................................................................

     14.  Type of Reporting Person
          CO
.................................................................................

2 of 65

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            BECKER CAPITAL MANAGEMENT, LLC
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            U.S.
.................................................................................
  Number of     7.    Sole Voting Power: 484,746
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  484,746
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            484,746
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            3%
.................................................................................

     14.  Type of Reporting Person
          CO
.................................................................................

3 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            BGC Investments, LLC
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            U.S.
.................................................................................
  Number of     7.    Sole Voting Power:  62,500
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  62,500
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            62,500
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            0.003%
.................................................................................

     14.  Type of Reporting Person
          CO
.................................................................................

4 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            HARTFORD HOLDINGS, LTD.
            (non U.S. entity, Not U.S. Taxpayer)
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Cayman Islands, BWI
.................................................................................
  Number of     7.    Sole Voting Power: 3,962,004
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  3,962,004
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            3,962,004
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
           21%
.................................................................................

     14.  Type of Reporting Person
          CO
.................................................................................

5 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            IONIAN INVESTMENTS, LTD.
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Cayman Islands, BWI
.................................................................................
  Number of     7.    Sole Voting Power: 750,000
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  750,000
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            750,000
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            4%
.................................................................................

     14.  Type of Reporting Person
          CO
.................................................................................

6 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            VINTAGE INVESTMENTS, LTD.
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Cayman Islands, BWI
.................................................................................
  Number of     7.    Sole Voting Power: 1,725,000
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  1,725,000
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            1,725,000
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            9%
.................................................................................

     14.  Type of Reporting Person
          CO
.................................................................................

7 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            WYSE INVESTMENTS, LTD.
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Cayman Islands, BWI
.................................................................................
  Number of     7.    Sole Voting Power: 500,000
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  500,000
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            500,000
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            3%
.................................................................................

     14.  Type of Reporting Person
          CO
.................................................................................

8 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            Michael L. Glaser/IRA ROLLOVER
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            U.S.
.................................................................................
  Number of     7.    Sole Voting Power: 603,521
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  603,521
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            603,521
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            3%
.................................................................................

     14.  Type of Reporting Person
          OO (Individual Retirement Account)
.................................................................................

9 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            William W. Becker
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            Canada
.................................................................................
  Number of     7.    Sole Voting Power: 87,500
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  87,500
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            --
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            .006%
.................................................................................

     14.  Type of Reporting Person
          IN
.................................................................................

10 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            Michael Lance Glaser
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            United States
.................................................................................
  Number of     7.    Sole Voting Power: 1,420,054
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  1,420,054
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
             1,420,054
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            8%
.................................................................................

     14.  Type of Reporting Person
          IN
.................................................................................

11 of 66

CUSIP No.  87944M107

     1.   Name of Reporting Person. S.S. or I.R.S. Identification No. of above persons (entities only)
            MICHAEL J. TRACY
.................................................................................
     2.   Check the Appropriate Box if a Member of a Group
          (a)   [X]
          (b)   [ ]
.................................................................................
     3.   SEC Use Only

.................................................................................
     4.   Source of Funds:
            PF, 00
.................................................................................
     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) [  ]

.................................................................................
     6.   Citizenship or Place of Organization:
            U.S.
.................................................................................
  Number of     7.    Sole Voting Power: 4,885,504
   Shares       ................................................................
Beneficially    8.    Shared Voting Power:   --
  Owned by      ................................................................
    Each        9.    Sole Dispositive Power:  4,885,504
  Reporting     ................................................................
   Person       10.   Shared Dispositive Power:  --
    With        ................................................................

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
            4,885,504
.................................................................................

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
          (See Instructions)

.................................................................................

     13.  Percent of Class Represented by Amount in Row (11):
            26%
.................................................................................

     14.  Type of Reporting Person
          IN
.................................................................................

12 of 66

SCHEDULE 13D
ITEM 1

Security and Issuer

     The class of equity securities to which Schedule 13D relates is the Common Stock, $0.001 par value (the “Common Stock”) of Telemetrix, Inc. (the “Issuer” or “Telemetrix”), a Delaware corporation. The address of Telemetrix’s principal executive offices is 1225 Sage Street, Gering, Nebraska 69341.

SCHEDULE 13D
ITEM 2

Identity and Background

     This Schedule 13D is being filed on behalf of the following persons ("Reporting Persons") who together may constitute a group under the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act"): Adara Investments, Ltd. ("Adara"), a Cayman Islands, British West Indies corporation; William W. Becker; Becker Capital Management, LLC ("BCM"), a Colorado limited liability company; BGC Investments, Inc. ("BGC"), a Delaware corporation; Michael L. Glaser; Ionian Investments, Ltd. ("Ionian"), a Cayman Islands, British West Indies corporation; Vintage Investments, Ltd. ("Vintage"), a Cayman Islands, British West Indies corporation; Wyse Investments, Ltd. ("Wyse"), a Cayman Islands, British West Indies corporation; Michael L. Glaser IRA Rollover, an individual retirement account ("IRA") directed by Michael L. Glaser; Wells Fargo Bank FBO Michael L. Glaser IRA Rollover ("MLG IRA Rollover Account"), an IRA rollover account directed by Michael L. Glaser; Michael J. Tracy; and Hartford Holdings, Ltd. ("Hartford"), a Cayman Islands, British West Indies corporation.

     Adara is a Cayman Islands, British West Indies corporation headquartered in Georgetown, Grand Cayman Island, British West Indies.

     BCM is a Colorado limited liability company which is headquartered at Longmont, Colorado.

     BGC is a Delaware corporation headquartered in Longmont, Colorado.

     Hartford is a Cayman Islands, British West Indies corporation headquartered in Georgetown, Grand Cayman Island, British West Indies.

     Ionian is a Cayman Islands, British West Indies corporation headquartered in Georgetown, British West Indies.

     Vintage is a Cayman Islands, British West Indies corporation headquartered in Georgetown, British West Indies.

     Wyse is a Cayman Islands, British West Indies corporation headquartered in Georgetown, British West Indies.

     Michael L. Glaser IRA Rollover and MLG IRA Rollover Account are individual retirement accounts directed by Michael L. Glaser and located in Denver, Colorado.

     William W. Becker is a citizen of Canada, and his principal residential address is Bay Road, Georgetown, Grand Cayman Island, British West Indies.

     Michael L. Glaser is a citizen of the United States and his residential address is 2324 South Jackson Street, Denver, Colorado 80210.

     Michael J. Tracy is a citizen of the United States, and his residential address is 731 East 38th Street, Scotts Bluff, Nebraska 69361.

13 of 66

     William W. Becker is not employed. Michael L. Glaser is employed as an attorney in Denver, Colorado. Michael J. Tracy is employed as the executive vice president and acting chief financial officer of Telemetrix.

     During the last five years, none of the Reporting Persons, or any of the officers or directors of any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person with whom any of the Reporting Persons share voting or dispositive power with respect to Common Stock of Telemetrix (there is no such sharing of voting or dispositive power) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

SCHEDULE 13D
ITEM 3

Source of Amount of Funds or Other Consideration

     Ardara Investments, Ltd. (“Ardara”) owns 750,000 shares of Common Stock of Telemetrix, Inc. Ardara has sole voting and dispositive power over these shares.

     Becker Capital Management, LLC (“BCM”) owns 484,746 shares of Common Stock of Telemetrix, Inc. BCM has sole voting and dispositive power over these shares.

     William W. Becker (“Becker”) owns 87,500 shares of Common Stock of Telemetrix, Inc. Becker has sole voting and dispositive power over these shares.

     BGC Investments, LLC (“BGC”) owns 62,500 shares of Common Stock of Telemetrix, Inc. BGC has sole voting and dispositive power over these shares.

     Michael L. Glaser (“Glaser”) owns 816,533 shares of Common Stock of Telemetrix, Inc. Glaser has sole voting and dispositive power over these shares.

     Michael L. Glaser IRA Rollover (“MLG IRA”) owns 200,000 shares of Common Stock of Telemetrix, Inc. MLG IRA is directed by Glaser, who has sole voting and dispositive power over these shares.

     Wells Fargo Bank FBO Michael L. Glaser IRA Rollover (“WFB-MLG IRA Rollover”) owns 403,521 shares of Common Stock of Telemetrix, Inc. WFB-MLG IRA Rollover, directed byGlaser, has sole voting and dispositive power over these shares.

     Hartford Holdings, Ltd. (“Hartford”) owns 6,960,004 shares of Common Stock of Telemetrix, Inc. Hartford has sole voting and dispositive power over these shares. Becker is the authorized representative of Hartford, and has the power to vote these shares on behalf of Hartford.

     Ionian Investments, Ltd. (“Ionian”) owns 750,000 shares of Common Stock of Telemetrix, Inc. Ionian has sole voting and dispositive power over these shares. Becker is the authorized representative of Ionian and has the power to vote these shares on behalf of Ionian.

     Michael J. Tracy (“Tracy”) owns 4,885,504 shares of Common Stock of Telemetrix, Inc. Tracy has sole voting and dispositive power over these shares.

     Vintage Investments, Ltd. (“Vintage”) owns 1,725,000 shares of Common Stock of Telemetrix, Inc. Vintage has sole voting and dispositive power over these shares. Larry E. Becker is the authorized representative of Vintage, and has the power to vote these shares on behalf of Vintage.

     Wyse Investments, Ltd. (“Wyse”) owns 500,000 shares of Common Stock of Telemetrix, Inc. Wyse has sole voting and dispositive power over these shares. William W. Becker is the authorized representative of Wyse, and has the power to vote these shares on behalf of Wyse.

14 of 66

     Each of the above-named persons or entities acquired their shares of Common Stock in Telemetrix, Inc. for cash or through the exchange of shares of Common Stock of unrelated third companies in a reorganization of Telemetrix, Inc. which occurred in April 1999, or through the conversion of debt owed to them by Telemetrix, Inc. into shares of Common Stock of Telemetrix, Inc.

SCHEDULE 13D
ITEM 4

Purpose of Transaction

     On October 1, 2003, and October 1, 2003, November 19, 2003, and January 14, 2004, Telemetrix, Inc. (“Telemetrix”) entered into certain agreements with Tower Gate Financial Limited and its affiliate NYSSEN LP, both located in London, England (the “UK Group”), wherein the UK Group made various financial commitments to Telemetrix and adopted certain business plans that the Reporting Persons expected to be in the best interest of Telemetrix. The Reporting Persons now believe that those commitments are in default, that the UK Group has developed business plans that are not in the best interests of Telemetrix, and to that end, through the UK Group’s designee on Telemetrix’s Board of Directors, Patrick Kealy, has attempted to add various persons who are also designees of the UK Group to Telemetrix’s Board of Directors, in violation of both Delaware law and Telemetrix’s By-Laws. On August 10, 2004, two of the Reporting Persons sent a letter to Mr. Kealy regarding his actions, but Mr. Kealy has not responded to this letter.

     As a result of the perceived failures of the UK Group, the Reporting Persons are disappointed with the performance of Telemetrix under Mr. Kealy’s guidance as a director (and chairman), Telemetrix’s stock price, and further, are concerned that Telemetrix may be declared in default of various obligations.

     Accordingly, the Reporting Persons have begun to evaluate various possible alternatives with respect to their investment in Telemetrix. They have determined that a special meeting of the shareholders should be called to remove Mr. Kealy as a director, and to elect a new director in his place.

     The Reporting Persons own approximately 79% of Telemetrix’s Common Stock. By letter dated August 27, 2004 and to be sent August 30, 2004, the Reporting Persons will demand that Telemetrix’s corporate secretary call a Special Meeting of Telemetrix’s shareholders for the following purposes: (1) voting on a proposal to remove Mr. Kealy as a member of Telemetrix’s Board of Directors; and (2) voting to elect a new director in Mr. Kealy’s place. A copy of the Reporting Persons’ request to Telemetrix’s corporate secretary to call a Special Meeting of Shareholders is attached as Exhibit 1 to Item 7 to this Schedule 13D.

     Although no other courses of action have presently been decided upon, the Reporting Persons are considering, among other things, (i) holding discussions with third parties or with members of the management or the Board of Telemetrix in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or business of Telemetrix as a means of enhancing shareholder value, (ii) seeking the addition to the members of the Board of Telemetrix, (iii) nominating their own candidates to be elected to Telemetrix’s Board at the next annual meeting of Shareholders of Telemetrix, (iv) proposing changes in the management of Telemetrix, (v) acquiring additional shares of Telemetrix; or (vi) requesting that Telemetrix’s Board retain outside litigation counsel to review Telemetrix’s agreements with the UK Group and determine whether legal action is appropriate after due investigation.

15 of 66

     Except as set forth above, the Reporting Persons have not, at this time, decided upon any other plans or proposals which relate to or would result in (i) the acquisition or disposition by any person of securities of Telemetrix, (ii) any extraordinary corporate transaction such as a merger, reorganization or liquidation involving Telemetrix or any of its subsidiaries, (iii) any sale or transfer of a material amount of the assets of Telemetrix or any of its subsidiaries, (iv) a change in the present board of directors or management of Telemetrix, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any other material change in the present capitalization or dividend policy of Telemetrix, (vi) any other material change in Telemetrix’s business or corporate structure, (vii) any changes in Telemetrix’s charter or by-laws which may impede the acquisition or control of Telemetrix by any person, (viii) the Common Stock being delisted or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (ix) any action similar to any of those enumerated above. Nevertheless, the Reporting Persons reserve the right to take any and all actions with respect to Telemetrix or its equity securities as may be permitted by law.

SCHEDULE 13D
ITEM 5

Interest in Securities of the Issuer

     Ardara Investments, Ltd. ("Ardara"); William W. Becker; Becker Capital Management, LLC ("BCM"); BGC Investments, Inc. ("BGC"); Michael L. Glaser; Ionian Investments, Ltd. ("Ionian"); Vintage Investments, Ltd. ("Vintage"); Wyse Investments, Ltd. ("Wyse"); Michael L. Glaser IRA Rollover; Michael J. Tracy; Wells Fargo Bank FBO Michael L. Glaser IRA Rollover; and Hartford Holdings, Ltd. ("Hartford"), together may constitute a group within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Act"). These persons, as a group, may be deemed to own 14,627,308 shares of Common Stock of Telemetrix, Inc. ("Telemetrix"), which constitutes approximately 79% of the outstanding shares of Common Stock of Telemetrix based on 18,476,186 shares of Common Stock outstanding on March 31, 2004. The following represents a table reflecting the number of shares owned by each of the Reporting Persons who may constitute a group within the meaning of Rule 13d-5 of the Act, together with the number of shares each of the Reporting Persons owns. Each of the Reporting Persons has the sole power to vote, or to direct the vote of the number of shares they own as shown in the table, and sole power to dispose or to direct the disposition of the number of shares of Common Stock shown in the table.

16 of 66

SHAREHOLDER ID	NAME OF SHAREHOLDER	NUMBER OF SHARES
001029	Ardara Investments, Ltd.	750,000
001040	Becker Capital Management, LLC	484,746
000614	William W. Becker	87,500
000594	BGC Investments, LLC	62,500
000534	Michael L. Glaser	816,533
000575	Michael L. Glaser IRA Rollover	200,000
000538	Hartford Holdings, Ltd.	3,962,004
001030	Ionian Investments, Ltd.	750,000
000563	Michael J. Tracy	4,885,504
000539	Vintage Investments, Ltd.	1,725,000
000990	Wells Fargo Bank FBO Michael L. Glaser IRA Rollover	403,521
001028	Wyse Investments, Ltd.	500,000
	Total	14,627,308

SCHEDULE 13D
ITEM 6

Contrast, Arrangements, Understanding of Relationships
With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings and relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, Telemetrix, Inc., including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies.

SCHEDULE 13D
ITEM 7

Material to be Filed as Exhibits

1.	Shareholders’ letter to Richard L. West, corporate secretary, Telemetrix, Inc., dated August 27, 2004; and

2.	Joint Filing Agreement (Pursuant to Rule 13d-1(f) ).

17 of 66

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the Reporting Persons certifies that the information set forth in this statement is true, complete and correct and is signed on its behalf hereunto duly authorized.

ARDARA INVESTMENTS, LTD. By: /s/ William W. Becker Authorized Agent	BECKER CAPITAL MANAGEMENT, LLC By: /s/ Larry E. Becker Manager

WILLIAM W. BECKER By: /s/ William W. Becker William W. Becker	BGC INVESTMENTS, INC. By: /s/ Larry E. Becker President

MICHAEL L. GLASER By: /s/ Michael L. Glaser Michael L. Glaser	MICHAEL L. GLASER IRA ROLLOVER By: /s/ Michael L. Glaser Michael L. Glaser

IONIAN INVESTMENTS, LTD. By: /s/ William W. Becker Authorized Agent	MICHAEL J. TRACY By: /s/ Michael J. Tracy Michael J. Tracy

VINTAGE INVESTMENTS, LTD. By: /s/ Larry E. Becker Authorized Agent	WELLS FARGO BANK FBO MICHAEL L. GLASER IRA ROLLOVER By: /s/ Michael L. Glaser Michael L. Glaser

WYSE INVESTMENTS, LTD. By: /s/ William W. Becker Authorized Agent	HARTFORD HOLDINGS LTD. By: /s/ William W. Becker Authorized Agent

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

18 of 66

EXHIBIT 1

August 27, 2004

Richard L. West, Secretary
Telemetrix, Inc.
245 Park Avenue
New York, New York 10167

Re:	Telemetrix, Inc. Special Meeting of Shareholders

Dear Mr. West:

     We, the undersigned shareholders of Telemetrix, Inc. (“Telemetrix”), constitute the holders of a majority of the shares of common voting stock of record of Telemetrix, who would be entitled to vote their shares on matters appropriate for a vote of Telemetrix’s shareholders at a Special Meeting of shareholders, if such a meeting were held on the day you receive this letter (the “Undersigned”), hereby demand, pursuant to § 211 of the Delaware Code, 8 Del. C. § 211 and Section 1.2 of the Bylaws of Telemetrix, that you call a Special Meeting of shareholders of Telemetrix to be held on Tuesday, September 28, 2004 at 1225 Sage, Gering, Nebraska 69341, to commence at 11:00 A.M., Mountain Daylight Time, for the following purposes and to vote on the following matters:

     1. The removal of Patrick Kealy as a director; and

     2. The election of Gary R. Brown as a director.

     The Undersigned hold and are entitled to vote without any restrictions, the following number of shares of common stock of Telemetrix as indicated in the following table:

SHAREHOLDER ID	NAME OF SHAREHOLDER	NUMBER OF SHARES
001029	Ardara Investments, Ltd.	750,000
001040	Becker Capital Management, LLC	484,746
000614	William W. Becker	87,500
000594	BGC Investments, LLC	62,500
000534	Michael L. Glaser	816,533
000575	Michael L. Glaser IRA Rollover	200,000
000538	Hartford Holdings, Ltd.	3,962,004
001030	Ionian Investments, Ltd.	750,000
000563	Michael J. Tracy	4,885,504
000539	Vintage Investments, Ltd.	1,725,000
000990	Wells Fargo Bank FBO Michael L. Glaser IRA Rollover	403,521
001028	Wyse Investments, Ltd.	500,000
	Total	14,627,308

Richard L. West, Secretary, Telemetrix, Inc.
August 27, 2004

     Based on the latest Annual Report Form 10K for the period ending December 31, 2003, and the Quarterly Report on Form 10Q for the quarter ended March 31, 2004, filed by Telemetrix with the U.S. Securities and Exchange Commission (“SEC”), Telemetrix has 18,476,186 issued and outstanding shares of common voting stock. As shown above, the Undersigned, hold and are entitled to vote without any restrictions, a total of 14,627,308 shares of the issued and outstanding shares of Telemetrix’s common voting stock, or approximately 79% of Telemetrix’s outstanding shares of common voting stock.

     The Undersigned demand that you issue Notice of Special Shareholders Meeting (the “Notice”) to the shareholders of record of Telemetrix using the latest available shareholders’ list, prepared by Telemetrix’s Transfer Agent, Computer Share Investment Services, Lakewood, Colorado, dated as of July 14, 2004, a copy of which we enclose for your convenience. The Undersigned further demand that you include in the Notice the place, date and time as set forth above, the means of remote communications by which shareholders and proxy holders may be deemed to be present in person and vote at such Special Meeting, and the purposes for which the meeting is called. We also enclose a form of a proxy (“Proxy”) which we demand that you use to prepare a final Proxy and include it with the Notice. As you will note from your review of § 211 of the Delaware Code and especially Section 1.2 of the By-Laws of Telemetrix, and as we have been advised, you have no discretion in your response to this demand. As the corporate secretary of Telemetrix, you shall call the Special Shareholders’ Meeting based on this demand. We enclose for your convenience a copy of § 211 of the Delaware Code and Section 1.2 of the By-Laws of Telemetrix which permit the Undersigned to require you to call a Special Meeting of Telemetrix’s shareholders.

     The Undersigned demand that you coordinate the preparation and mailing of the Notice and Proxy, in compliance with Delaware law and the By-Laws of Telemetrix, with the following Telemetrix shareholder: Michael J. Tracy. Mr. Tracy can be reached at:

Post Office Box 17 Gering, Nebraska 69361 Office: 308.436.4090 Fax: 308.436.7101 Email: michael.tracy@tlxt.net

Very truly yours, HARTFORD HOLDINGS, LTD. By: __________________________________ Authorized Agent

Richard L. West, Secretary, Telemetrix, Inc.
August 27, 2004

ARDARA INVESTMENTS, LTD. By: __________________________________ Authorized Agent	BECKER CAPITAL MANAGEMENT, LLC By: __________________________________ Manager

WILLIAM W. BECKER By: __________________________________ William W. Becker	BGC INVESTMENTS, INC. By: __________________________________ President

MICHAEL L. GLASER By: __________________________________ Michael L. Glaser	MICHAEL L. GLASER IRA ROLLOVER By: __________________________________ Michael L. Glaser

IONIAN INVESTMENTS, LTD. By: __________________________________ Authorized Agent	MICHAEL J. TRACY By: __________________________________ Michael J. Tracy

VINTAGE INVESTMENTS, LTD. By: __________________________________ Authorized Agent	WELLS FARGO BANK FBO MICHAEL L. GLASER IRA ROLLOVER By: __________________________________ Michael L. Glaser

WYSE INVESTMENTS, LTD. By: __________________________________ Authorized Agent

047-197 (13346)

Page 1

2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000002 064-16-6472 * M/R *	HERBERT ABRAMS C/O KENNEDY GROUP 180 POST RD EAST WESTPORT CT 06880	Common				382		382
001037 *Broker*	ADELMAN GETTLEMAN AN ILLINIOS CORPORATION C/O LOTTNER RUBIN FISHMAN BROWN 633 17TH STREET STE 2700 DENVER CO 80202	Common				50,000		50,000
000007 630-84-6846 * M/R *	THE ALABAMA-ARIZONA CORPORATION C/O GARY M GOLTZ ESQ 3100 MONTICELLO SUITE 100 DALLAS TX 75205	Common				6,949		6,949
000009	ALLSTATE EQUIPMENT COMPANY INC 240 W. 25TH STREET NORFOLK VA 23517	Common				373		373
001062 173-28-1312	K ADELE ALTHOUSE TR E ADELE ALTHOUSE TR UA DTD 04/09/1976 10901 JOHNSON BLVD J619 SEMINOLE FL 33772	Common			1,000			1,000
000573 142-24-4512	HERBERT E ALTHOUSE & ROSE M ALTHOUSE JTWROS 79 HORSESHOE LANE COLUMBUS NJ 08022-1061	Common			87			87
000011 092-20-1286	MICHAEL L AMATO SR VERONICA M AMATO JT TEN 135 CATSKILL AVE YONKERS NY 10704	Common			100			100
000013 193-40-5853	MICHAEL A ANDZULIS BOX 133 CLIFFORD PA 18413	Common			100			100
001029	ARDARA INVESTMENTS LTD C/O BECKER CAPITAL MANAGEMENT 7102 LA VISTA PL STE 100 LONGMONT CO 80503	Common				750,000		750,000
000016 575-26-2885 * M/R *	FRANK D ARREOLA AND MODESTA T ARREOLA JT TEN RT.4, BOX 4124 WAPATO WA 98951	Common			100			100
000017 090-12-4898	EMANUEL ASEN 2080 NEW YORK AVENUE BROOKLYN NY 11210	Common			261			261
000018 093-74-0046	JOEL A ASEN CUST FOR JULIE A ASEN UNDER NJ UNIF GIFT TO MINORS ACT 34 BASSWOOD TER WAYNE NJ 07470-6136	Common			200			200
000019 040-78-1455	JOEL A ASEN CUST FOR EMILY EAGAN ASEN UNDER NJ UNIF GIFT TO MINORS ACT 34 BASSWOOD TER WAYNE NJ 07470-6136	Common			244			244
001058 505-78-2493	LARRY L ATHEY BOX 855 MINATARE NE 69356-0855	Common			36			36

047-197 (13346)

2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004

Page 2

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000023 056-36-6444	KENNETH R BAGATELLE 22 E WOODBINE DR FREEPORT NY 11520-2122	Common			100			100
000024 104-03-6415	ROSE BAGATELLE 22 E WOODBINE DR FREEPORT NY 11520-2122	Common			100			100
000025 060-30-6946	WARREN BAGATELLE 75 URBAN CLUB RD WAYNE NJ 07470	Common				204		204
000026 060-30-6946	WARREN D BAGATELLE 75 URBAN CLUB ROAD WAYNE NJ 07470	Common				352		352
000028 438-38-6538 * M/R *	DAVID R BAKER 180 EAST 79TH STREET NEW YORK NY 10021	Common			3,734			3,734
000030 * M/R *	WILLIAM B BAKER 6533 E. 80TH PL. TULSA OK 74133	Common				482		482
000032 135-48-3032	JAMES BARBATO & DIANE BARBATO JT TEN 10 HARDWOOD PL WAYNE NJ 07470	Common			5			5
001005 104-30-7461	ARNOLD B BARR & LEE BARR JTWROS 1333 MAGNOLIA AVE NORFOLK VA 23508-1121	Common			3			3
000033 435-54-4385 * M/R *	GARIC K BARRANGER 325 EAST LOCKWOOD ST. COVINGTON LA 70433	Common			100			100
000995	SPENCE BEAL C/O HALIGMAN LR & F PC 633 17TH ST #2700 DENVER CO 80202	Common				5,000		5,000
000593	BEARCOM LLC C/O MARSHALL FISHMAN 633 17TH ST, STE 2700 DENVER CO 80202	Common				12,500		12,500
001040	BECKER CAPITAL MANAGEMENT LLC C/O TELEMETRIX TECHNOLOGIES P O BOX 1225 SCOTTSBLUFF NE 69363	Common				484,746		484,746
000615	CHRISTINE BECKER P O BOX 143 GRAND CAYMAN ISLANDS West Indies	Common				50,000		50,000
000614	WILLIAM W BECKER P O BOX 143 GRAND CAYMAN ISLANDS West Indies	Common				87,500		87,500
000040 135-72-3206	JOHN BELIBASAKAS CUST MARY BELIBASAKAS NJ UNIF GIFTS MIN ACT 19 SOUTH CLIFF ROAD COLONIA NJ 07067	Common			100			100

047-197 (13346)

2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004

Page 5

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000623 025-42-8104	RICHARD E CORWIN 40 COOPER LANE RIVERVALE NJ 07675-6608	Common			100			100
000112 140-32-5908	DOMINICK D CRITELLI JR 802 85TH ST NORTH BERGEN NJ 07047	Common			100			100
000115 045-32-2319	PATRICK CUNNINGHAM TTEE UTD 4-2-81 FBO CUNNINGHAM LIVING TR 9908 32ND SW SEATTLE WA 98126	Common				100		100
001038 342-40-1409	CAROLINE L DEERY & JOHN G DEERY JTWROS 4619 SPRINGBROOK RD ROCKFORD IL 61114-6363	Common			87			87
000119 121-36-4709	LEE W DENMAN BOX 742 ITHACA NY 14851	Common			127			127
000121 149-24-4703	JOHN DEROSA 168 FIELD AVE. HASBROCK HEIGHTS NJ 07604	Common			100			100
000621	JESSE WOLFE DIRKS C/O DIRKS & CO INC 510 MADISON AVE 10TH FLOOR NEW YORK NY 10022-4213	Common				10,500		10,500
000123 120-24-6896	GILBERT DOLL 280 RIVER DR 1-K PASSAIC NJ 07055	Common			100			100
000128 151-12-8460	WILLIAM DRAKE & BARBARA DRAKE JTTEN 649 KIMBERLY MONTGOMERY IL 60538	Common			100			100
000129 089-30-1989	MARTIN DRECHSLER & MARSHA DRECHSLER JTTEN 5 BROWN TERRACE CRANFORD NJ 07016	Common			100			100
000527 150-12-3989	GLORIA A DRONGOSKI 23 HAMILTON AVE WAYNE NJ 07470-3060	Common			100			100
000133 303-40-5748	ROGER P DULL 23219 NORTH PARK DRIVE EDWARDSBURG MI 49112	Common				653		653
000135 026-00-6084 * M/R *	DUNLOP AND CO C/O BANKEAST TRUST CO ATTN DAVID CARLSON TWO WALL ST MANCHESTER NH 03105	Common				609		609
000137 480-48-7355	RAUL H ECHEVERRIA & ELAINE V ECHEVERRIA JT TEN 17 E STREAMWOOD BOULEVARD STREAMWOOD IL 60103	Common			100			100
000144 133-16-4390	ANNETTE S ELSTEIN 5 PETER COOPER ROAD NEW YORK NY 10010	Common				100		100
000611	NANCY ERIKSON 12 SECATOGUE LANE E WEST ISLIP NY 11795	Common				25,000		25,000

047-197 (13346)
2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004
Page 6

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000148	GORDON ESTPY 1983 COLD SPRINGS ROAD PLACERVILLE CA 95667	Common			5			5
000152 421-16-6327	JAMES M FAIL C/O NPL CORPORATION #15 20TH STREET S BIRMINGHAM AL 35233	Common			2,481			2,481
001033	CONCETTA FARINA 561 HOOVER AVE WESTWOOD NJ 07675	Common			100			100
000157	DOUGLAS S FAVRE P.O. BOX 1786 HAMPTON VA 23669	Common			373			373
000159 088-12-6323	MARTIN A FEIN & ESTELLE H FEIN JTTEN 1363 ADAM PLACE EAST MEADOW NY 11554	Common				100		100
000162 061-02-9742 * M/R *	FINEVEST PARTNERS LIMITED PARTNERSHIP 191 MASON STREET GREENWICH CT 06830	Common			7,251			7,251
000163 106-40-9544	EDWIN C FINLEY PO BOX 698 EDWARDSBURG MI 49112	Common				4,044		4,044
000531 122-38-0096	MARSHALL S FISHMAN C/O HALLIGAN LOTTNER RUBIN ATTN BEVERLY REHM 633 17TH ST STE 27 DENVER CO 80202-3662	Common			8,052			8,052
001064 236-72-1439	DAN FORBES 1058 SANABEL CT NE ST PETERSBURG FL 33702-2786	Common			10,000			10,000
000168 280-48-5866 * M/R *	F RICHARDS FORD III % ARNOX CORPORATION 20 DAYTON AVENUE GREENWICH CT 06830	Common				597		597
000170 034-36-7052 * M/R *	STEPHEN J FRASCA & JANE E FRASCA JT TEN 21 CHESTER STREET NASHUA NH 03060	Common			261			261
000172 151-26-1364	KENNETH FREESE & LILLIAN FREESE JT TEN 70 WOODHAVEN DRIVE WAYNE NJ 07470	Common			100			100
000173 146-42-9356	RICHARD FREESE 3 VERNON COURT WAYNE NJ 07470	Common			100			100
000176	JACOB H FUCHS & VICTORIA M FUCHS JT TEN 219 ROBERT ST PARAMUS NJ 07652	Common				745		745
001065 507-04-0267	MICHAEL S FULTON & JENNIFER FULTON JT TEN 1945 20TH ST GERING NE 69341-2330	Common			2,000			2,000

047-197 (13346) 2281 - TELEMETRIX INC Page 8

Securityholder List as of July 14, 2004

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000206	JOHN T HART 4103 CHESAPEAKE AVE. HAMPTON VA 23669	Common				745		745
000538 *Control*	HARTFORD HOLDINGS LTD P O BOX 143 GRAND CAYMAN West Indies	Common				3,962,004		3,962,004
000613	JAMES E HAYES 190 S LASALLE ST SUITE 2800 CHICAGO IL 60603	Common				25,000		25,000
001059 356-24-1033	JAMES E HAYES TTEE JAMES E HAYES LIV TR UA DTD 8/22/95 190 S LASALLE ST CHICAGO IL 60603	Common			5,000			5,000
000987	HC WAINWRIGHT CO INC C/O HC WAINWRIGHT 1 BOSTON PL FL 40 BOSTON MA 02108	Common				20,000		20,000
000539 262-73-4651	THOMAS J HEATHERING 217 PIONEER SAPULPA OK 74066	Common			100			100
000214 230-82-8864	GARY K HILL & TERRY W HILL JT TEN 105 BLANTON DRIVE SEAFORD VA 23696	Common			746			746
000997	RICHARD HOFFMAN & RICKI HOFFMAN JTWROS C/O HALIGMAN LR & F PC 633 17TH ST #2700 DENVER CO 80202	Common				12,500		12,500
000216 533-32-8543 * M/R *	MARY L HOLMES 6225 24TH NE TACOMA WA 98422	Common			100			100
000217 146-12-7654 * M/R *	ESTELLE HOMLER 15071 SW 127 CIRCLE PL SOUTH MIAMI FL 33186	Common			100			100
000220 385-26-9484 * M/R *	CLEMENT A HOPP JR C/O SALT, INC. 725 SO. ORANGE AVE SARASOTA FL 33577	Common				174		174
000223 * M/R *	HOWARD DARBY & LEVIN C/O ARNOX CORPORATION 1 SOUND SHORE DR GREENWICH CT 06830	Common				1,148		1,148
001030	IONIAN INVESTMENTS LTD C/O BECKER CAPITAL MANAGEMENT 7102 LA VISTA PL STE 100 LONGMONT CO 80503	Common				750,000		750,000
000603	ALLEN JAFFE 2424 ELLENTOWN RD LA JOLLA CA 92037	Common				12,500		12,500
000605 * M/R *	JED FAMILY TRUST 400 E BELLEVIEW AVE SUITE 300 ENGLEWOOD CO 80111	Common				12,500		12,500

047-197 (13346)　　2281 - TELEMETRIX INC　　Page 9

Securityholder List as of July 14, 2004

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000235 109-52-0118	VENUS M JOE 256 W 22 ND ST DEER PARK NY 11729	Common			100			100
000236 094-50-2969	WALTER JOE 12 MONROE STREET NEW YORK NY 10002	Common			100			100
000541 702-03-1932	ERNEST A JOHNSON & MARY R JOHNSON TTEES UA 12-20-91 ERNEST A JOHNSON & MARY F JOHNSON LIVING TRUST 4500 RUDDELL RD #22 LACEY WA 98513	Common			374			374
000540 702-03-1932	ERNEST ALTON JOHNSON & MARY RETTA JOHNSON CO-TTEES UA 12-20-90 JOHNSON LIVING TRUST 4500 RUDDELL RD #22 LACY WA 98513	Common			427			427
000245 527-68-4795	KAREN JONES 12018 EMELITA NORTH HOLLYWOOD CA 91607	Common			100			100
000248 349-40-3767	ALAN H KADERLI 12012 JULY DR MACHESNEY PARK IL 61111	Common			131			131
000252 145-18-8234 * N/R *	IRIS G KARU 200 SPRINGFIELD AVE SPRINGFIELD NJ 07081	Common			100			100
001060 085-36-2846	ALAN KATZ & LOIS JANE DUNNER JT TEN 1533 GODDARD AVE LOUISVILLE KY 40204-1545	Common			435			435
000254 137-36-7685	HENRY J KEECK II 735 BLACK OAK RIDGE ROAD WAYNE NJ 07470	Common			100			100
001001	JOYCE M KLEIN C/O HALIGMAN LR & F PC 633 17TH ST #2700 DENVER CO 80202	Common				12,500		12,500
001000	ROBERT KLEIN C/O HALIGMAN LR & F PC 633 17TH ST #2700 DENVER CO 80202	Common				12,500		12,500
000265 092-16-3442	PAUL KOLTON 9 HUNTING RIDGE RD STAMFORD CT 06903	Common				143		143
000571 154-48-7940	STEVE KONARSKI 1066 STOWE ST UNION NJ 07083-3617	Common			10			10
000266 148-16-4909	ALBERT M KOSSAK & JOSEPHINE C KOSSAK JTTEN 705 WONDERING LANE AT AUGUSTINE FL 32080	Common			100			100
000269 366-04-7271 *Broker*	KRAY & CO ONE FINANCIAL PLACE 440 SO. LA SALLE STREET CHICAGO IL 60605	Common			120			120

047-197 (13346) 2281 - TELEMETRIX INC Page 10
Securityholder List as of July 14, 2004

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000589	STEVEN K LAIRD 119 ROWAYTON AVE ROWAYTON CT 06853	Common				25,000		25,000
000277 221-98-6376	DANIEL V LASKOWSKI PENSION PLAN DATED 1/15/76 128 CONSTITUTIONAL WAY BASKING RIDGE NJ 07920	Common			87			87
000278	GERALD FIELDS LATHAN BOX 3606 WRIGHTSVILLE BEACH NC 28480	Common			1,429			1,429
000280	RONALD LAUDER 71 EAST 71ST STREET NEW YORK NY 10021	Common				3,877		3,877
000282 209-20-6047	DONALD E LEIDY & CHARLOTTE M LEIDY JT TEN 7414 SCHOOL AVE BALTIMORE MD 21222	Common			100			100
000296 533-46-2229	THOMAS H LINSTAD 4707 79TH CT W TACOMA WA 98466	Common			100			100
000297	THOMAS E LIPPINCOTT 218 BRIGHTWOOD ROAD WILMINGTON NC 28403	Common			1,429			1,429
000298 411-66-1267	WALTER LITVAK CUST MICHAEL LITVAK NY UNIF GIFT MIN ACT 35 RADCLIFF DR NEW CITY NY 10956	Common			100			100
000507	ERIC LOMAS C/O HT CAPITAL ADVISORS LLC 437 MADISON AVE NEW YORK NY 10022	Common				12,500		12,500
000299 004-62-5241	RICHARD K LORD & JEANNINE M LORD JT TEN 20 CHURCH ST OAKLAND ME 04963	Common			100			100
001031	LOTTNER RUBIN FISHMAN BROWN & SAUL PC 633 SEVENTEENTH ST STE 2700 DENVER CO 80202-3635	Common			36,079			36,079
000627 495-46-6950	RICHARD LOWENSTEIN 6009 KINGSBURY ST LOUIS MO 63112	Common				25,000		25,000
001055 508-98-9997	LINDA LULF 38 GARY ST GERING NE 69341-1614	Common			175			175
001054 339-26-4674	BETTY LUNGER 1513 HELEN STREE BAY CITY MI 48708-5512	Common			100			100
000300 120-30-2024	PETER R LYND 55 HARLEM ST. ROCHESTER NY 14607	Common			100			100
000301 033-38-9105	COLIN MACKENZIE 12 KAYLA CIRCLE PLYMOUTH MA 02360-1710	Common				6		6

047-197 (13346)
Page 11

2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004

Sb Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000303 147-38-8268 * M/R *	BRIAN MAHANY PO BOX 8512 RED BANK NJ 07701	Common				100		100
001048 091-26-5348	JAMES MASTERSON & MARILYN MASTERSON JTWROS 32 TIMBERLANE RD SADDLE RIVER NJ 07458-2224	Common			100			100
000313 389-12-9600 * M/R *	IRENE MATHESON 6208 PEPPERELL WEST BLOOMFIELD MI 48033	Common			100			100
000988	MATTISON FAMILY TRUST C/O HALIGMAN LOTTNER RUBIN & FISHMAN 633 17TH ST #2700 DENVER CO 80202	Common				12,500		12,500
000315 319-48-3292	ANN MCCAVLEY 3721 S WESTMEDGE #230 KALAMAZOO MI 49008	Common				100		100
001061 406-02-9975	JAMES W MCCORD JR 13208 URTON LANE LOUISVILLE KY 40243	Common			165			165
000324 145-26-2627	VINCENT MEOLA & MARY B MEOLA JT TEN 627 VALLEY RD BRIELLE NJ 08730	Common			148			148
000326 135-67-4085 *Broker*	MERRILL LYNCH PIERCE FENNER & SMITH INCORPORATED 101 HUDSON STREET JERSEY CITY NJ 07302-3997	Common			100			100
000330 049-60-8404	JEFFREY F MEYER 191 WEST ST BRISTOL CT 06010	Common			100			100
000333	DUNCAN MILLER %MCCONNELL & MILLER, INC. P.O. BOX 1810 GREENWICH CT 06836	Common			827			827
000334 146-14-3538	NATHAN MILLER & ESTHER MILLER JT TEN 13 47 ZITO CT FAIRLAWN NJ 07410	Common			100			100
000600	PAUL S MILLER 28 CHARCOAL HILL RD WESTPORT CT 06880	Common				6,250		6,250
000335 147-46-0879	CATHERINE L MITSCHELE 27 HIDDEN HARBOR POINT PLEASANT NJ 08742	Common				100		100
000342 157-28-2730 * M/R *	CAROLE K MORRIS 1534 TOBAGGAN RUN MANASQUAN NJ 08736	Common			100			100
001019 093-40-4437	JONATHAN MORSE & NANCY MORSE JTWROS 101 TIDEWATER FARM RD STRATHAM NH 03885-2147	Common			1			1
000343 129-36-1644	TERRY MOST C/O MOST & HOROWITZ 1133 AVE OF THE AMERICAS NEW YORK NY 10036	Common			100			100

047-197 (13346)
2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004
Page 12

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000345	CLIFTON H MURRAY & WANDA J MURRAY JT TEN BOX 271 OAK DRIVE MILLSBORO DE 19966	Common			100			100
000349 551-22-5129	REID C NECKER & BARBARA J NECKER JT TEN 23633 ATEX COURT RAMONA CA 92065-4521	Common			218			218
000354 216-07-6471	IRVIN NOVECK 9 BALDWIN DR BRISTOL CT 06010	Common			131			131
000355 120-38-8121	JOEL NUSSENBLATT 9162 VINEYARD LAKE DR PLANTATION FL 33324	Common				100		100
000358 * M/R *	DITLEF OLSEN P.O. BOX 6280 NEWPORT NEWS VA 23606	Common				745		745
000362 132-63-8166	PAINE WEBBER INCORPORATED 1000 HARBOR BLVD WEEHAWKEN NJ 07087	Common			100			100
000364 135-52-9302	LARRY B PALKIEWICZ 196 LORING AVE EDISON NJ 08817	Common			138			138
000576 * M/R *	JANET E PEARLSTEIN	Common				6,250		6,250
000368 579-36-7188	BENJAMIN F PEED & ELEANOR S PEED JT TEN 1310 PALMYRA BOWIE MD 20716	Common				109		109
001014 089-52-7808	MICHAEL A PEKOFSKY 400 KINGS POINT DR 204 MIAMI FL 33160-4732	Common			4			4
001066 34-8701660	JUDITH M PENNIMAN TR FBO ERIC R PENNIMAN UA DTD 02/02/1987 9125 RIVER VIEW TR ROSCOE IL 61073-6607	Common			174			174
000602	DANIEL S PERKINS & PATRICE M PERKINS JTWROS 55 LANDMARK DR LONG LAKE MN 55356	Common				18,750		18,750
000552 349-42-6135	JANET PERLSTEIN C/O HALLIGAN LOTTNER RUBIN ATTN BEVERLY REHM 633 17TH ST STE 27 DENVER CO 80202-3662	Common			4,230			4,230
000372 356-16-8887	WILLIAM B PETERSON 221 WEST BROADWAY CENTRALIA IL 62804	Common			5			5
000377 372-50-5525	RONALD PLAINE 4398 FORESTVIEW WEST BLOOMFIELD MI 48322	Common			100			100
000381 108-28-0325	ALBERT N PODELL 1500 BROADWAY SUITE 2100 NEW YORK NY 10036-4015	Common			2,428			2,428

047-197 (13346)
2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004
Page 13

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000387 085-22-7369 * M/R *	CLAIRE P PRICE 610 ISHAM CIRCLE BRIELLE NJ 08730	Common			100			100
000398	JERRY R RECTOR 31 GROOME ROAD NEWPORT NEWS VA 23601	Common				100		100
000399	RAY K RECTOR 2603 INDALE RD GLEN ALLEN VA 23060	Common				100		100
000403 076-38-6948 * M/R *	LAWRENCE RICE ROSENKRANTZ LYON & ROSS INC SIX EAST 43RD ST NEW YORK NY 10017	Common				100		100
000406 143-20-7861	HARRY E RIPCA & MARY ANN RIPCA JT TEN 9243 TURNBERRY CT NEW PORT RICHEY FL 34655	Common			100			100
000405 143-20-7861 * M/R *	HARRY E RIPCA & MARY ANN RIPCA JT TEN 306 BARKENTINE LANE MANTOLOKING NJ 08738	Common			174			174
001010 228-15-1968	ROBERT ROBINS C/F ERIK ROBINS UTMA VA 213 MARKWOOD DR STERLING VA 20165-5817	Common			5			5
000407 223-76-0948 **Stopped **	JAMES E ROCK 412 E LORENGO AVE NORFOLK VA 23503	Common			5			5
000409 125-30-9202	CHARLES RODEN ROSENKRANTZ LYON & ROSS INC 7 BLAIR ROAD ARMONK NY 10504	Common				100		100
000413 119-32-8680	JEFFREY ROSENBLUM & FRANCINE ROSENBLUM JT TEN 100 CLOVER DR GREAT NECK NY 11021	Common				191		191
000416 092-10-5944 * M/R *	FRED E ROSENSTIEHL 21 MOUNTAIN VIEW DRIVE MOUNTAINSIDE NJ 07092	Common			100			100
000424	RUSSELL F MAGUIRE FOUNDATION % THE PUTNAM TRUST COMPANY TRUST OPERATIONS P.O. BOX 989 GREENWICH CT 06836	Common				1,348		1,348
000423	RUSSELL MAGUIRE FOUNDATION INC C/O PUTNAM TRUST COMPANY 10 MASON STREET GREENWICH CT 06830	Common				1,829		1,829
000557 144-44-4236	STANLEY SAMINSKI & MELINDA SAMINSKI JT TEN 45 COWART AVE MANASQUAN NJ 08736	Common			100			100
000426 052-34-6655	BARBARA SANTANDREA 2432 33RD ST ASTORIA NY 11102	Common			100			100

047-197 (13346)

2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004

Page 14

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000429 208-28-6613 * M/R *	JOSEPH SCHAEFFER & NANCY LEACH JT TEN BOX 64 MARLBORO VT 05344	Common				100		100
000430 132-66-2146	ERWIN E SCHEITLIN & MARY HELEN SCHEITLIN TTEES HYFLOW BLANKING EMP MONEY PURCH PEN TRUST DTD 2/1/74 5332 PREMIER CT FT WORTH TX 76132-4016	Common			100			100
001009 230-03-0588	SUE SCHIELE 2026 BENSALEM BLVD BENSALEM PA 19020-2440	Common			261			261
000606	WILBERT F SCHWARTZ 7085 RAVENS RUN CINCINNATI OH 45244-3590	Common				12,500		12,500
000437 377-44-6686	RICHARD R SCHWARZE & JANET L SCHWARZE JT TEN 4145 DIAMOND YPSILANTI MI 48197	Common				100		100
000598	RICHARD A SILVERBERG 844 HUMBOLDT #5 DENVER CO 80218	Common				12,500		12,500
000451 531-94-4556 * M/R *	JACKIE G SIMPSON CUST BRETT A SIMPSON WA UNIF GIFTS MIN ACT 26350 BARBER CUT-OFF ROAD KINGSTON WA 98346	Common			100			100
000560 519-70-0701	KATHERINE SMITH 1612 OSCEOLA CLEARWATER FL 33755	Common			250			250
000457 228-46-2803	THOMAS SMITH 201 N. WILLARD AVENUE HAMPTON VA 23663	Common			100			100
000460 066-07-8885	MAX SPITZBART 7224 1ST AVE NW SEATTLE WA 98117	Common			100			100
000624	RONALD STABINER 77 7TH AVE APT 2H NEW YORK NY 10011	Common				12,500		12,500
001039 305-38-5764	THOMAS A STAUFFER 961 SILVERCREEK CIRCLE CENTERVILLE OH 45458-3218	Common			174			174
001045	BRIAN STOCKMAR 400 LAFAYETTE ST DENVER CO 80218	Common			1,005			1,005
000464 136-48-5857 * M/R *	RICHARD STOHL 68 E FIRST ST CLIFTON NJ 07011	Common			100			100
000467 404-54-3445	RAY STUEDLE JR 1404 GIRARD DRIVE LOUISVILLE KY 40222	Common			100			100
000468 314-50-3409	KENTON A SUSOTT 3916 SHORE DRIVE INDIANAPOLIS IN 46234	Common				100		100

047-197 (13346) 2281 - TELEMETRIX INC Page 15
Securityholder List as of July 14, 2004

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
001004 211-24-1883	CHARLES B SWEIGARD C/F JOHN SWEIGARD UTMA WA 21916 SE 392 ST ENUMCLAW WA 98022-8952	Common			2			2
001006 211-24-1883	CHARLES SWEIGARD & BETH SWEIGARD JTWROS 21916 SE 392ND ENUMCLAW WA 98022-8952	Common			7			7
000469 154-58-3791	RICHARD SWETITS 539 CLUB DRIVE BAY HEAD NJ 08742	Common			100			100
000471 147-50-0711	PHYLLIS NADINE SWICK 31 RIDGE AVENUE PASSAIC NJ 07055	Common			100			100
000608	THEODORE H SWINDELLS 139 24TH AVE SAN FRANCISCO CA 94121	Common				25,000		25,000
000472 417-60-6637	GARY SWINNEY & ROBERTA M SWINNEY JT TEN 1112 CRYSTAL DR LOVES PARK IL 61111	Common			131			131
000626	TELEPARTNERS LLC C/O HALLIGMAN LOTTNER RUBIN & FISHMA 633 17TH ST -SUITE 2700 DENVER CO 80202-3635	Common				25,000		25,000
000474 111-34-9288 * M/R *	MARK TERRY & SHARON TERRY JTTEN 43 RABBIT RUN DRIVE NEWFOUNDLAND NJ 07435	Common			100			100
000477 362-36-3043 * M/R *	JAMES W TIDD & SHIRLEY A TIDD JTTEN 1015 HAVEN LANE ALBION MI 49224	Common			5			5
000562 399-68-3250	CURT TODD C/O HALIGAN LOTTNER RUBIN ATTN BEVERLY REHM 633 17TH ST STE 27 DENVER CO 80202-3662	Common			4,230			4,230
000479 040-38-1337	TERI NOEL TOWE % GANZ HOLLINGER TOWE 1394 3RD AVENUE NEW YORK NY 10021	Common			100			100
000563 479-56-0836 *Control*	MICHAEL J TRACY 1225 SAGE GEHRING NE 69341	Common			911,504	3,974,000		4,885,504
001007 535-40-5125	PATRICIA L TRANHOLT & DARWIN H TRANHOLT JTWROS 7431 143RD AVE COURT E SUMNER WA 98390	Common			7			7
001068 544-84-4499	MARTY TREVINO 7125 GOLDEN HAWK EL PASO TX 79912	Common			2,791			2,791
000484 531-03-0095 * M/R *	HELEN E TURNER 317 - 3RD AVE., SO. EDMONDS WA 98020	Common			100			100
001067 505-68-3445	MELVIN VANDERHEIDEN 86511 570 RD LAUREL NE 68745-1643	Common			3,500			3,500

047-197 (13346)

2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004

Page 16

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
000569	VINTAGE INVESTMENTS LTD C/O HALIGMAN LOTTNER RUBIN 633-17TH ST STE 2700 DENVER CO 80202	Common				1,725,000		1,725,000
000493 136-12-2219	FLORENCE WEBER 358 MONROE AVE WYCKOFF NJ 07481	Common			100			100
000494 148-10-5954 * M/R *	IRVING WEINSTEIN & ALICE WEINSTEIN JT TEN 6821 SW 147TH AVE MIAMI FL 33193	Common			235			235
001008 292-50-8332	DAVID R WELCH 203 ROUND TOP RD BERNARDSVILLE NJ 07924-2113	Common			100			100
000990	WELLS FARGO BANK W TTEE FBO MICHAEL L GLASER IRA RO C/O HALIGMAN LR & F PC 633 17TH ST #2700 DENVER CO 80202	Common				403,521		403,521
000501 171-22-6649	MARY L WHITE 4374 CREPE MYRTLE CT - UNIT C MURRELLS INLET CT 29576-4301	Common				100		100
000503 241-38-1579	JAMES R WHITLEY P.O. BOX 132 WARE NECK VA 23178	Common			373			373
000504	ALAN WICKS & MARTIN BRETT EXEC ESTATE OF DAYEE HAAS 5400 COLUMBIA SEAFIRST CENTER 701 FIFTH AVENUE SEATTLE WA 98104	Common				4,120		4,120
000993	DAVID M WIENER C/O HALIGMAN LR & F PC 633 17TH ST #2700 DENVER CO 80202	Common				18,750		18,750
000616	PETER WIGHTMAN P O BOX 32070 SMB GRAND CAYMAN ISLANDS West Indies	Common			12,500			12,500
001036 206-32-3820	WILLIAM G WISE 315 E ALLEN ST MECHANICSBURG PA 17055	Common			100			100
000508 * M/R *	JOANN WOOD ROUTE 4, BOX 16A BATTERY PARK ROAD SMITHFIELD VA 23430	Common				100		100
001028	WYSE INVESTMENT LTD C/O LOTTNER RUBIN FISHMAN BROWN 633 17TH ST STE 2700 DENVER CO 80202-3635	Common				500,000		500,000
000509 * M/R *	ROBERT M YACOBI & PEGGY L YACOBI JT TEN 15 SHIRLEY ROAD NEWPORT NEWS VA 23601	Common				373		373
000510 * M/R *	R JERRY YOKOM 1630 BAYWOOD LANE GRANGER IN 46530	Common				261		261

047-197 (13346) Page 17

2281 - TELEMETRIX INC
Securityholder List as of July 14, 2004

Sh Id/Info	Name/Addr	Issue	Plan Securities	Free Trading Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
001063 528-52-6703	GEORGE CANNON YOUNG & DIANE L YOUNG JT TEN 869 E 900 N BOUNTIFUL UT 84010-2835	Common			400			400

047-197 (13346) Page 18

2281 - TELEMETRIX INC
Securityholder Totals as of July 14, 2004

Issue	Securityholder Count	Plan Securities	Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
Common	248		3,090,045	1,239,205	14,146,936		18,476,186

2281-TELEMETRIX INC TELEMETRIX INC
Returned Mail Mail Shareholders

Page 19

Returned Mail	Returned Mail	Returned Mail
2281-000002 HERBERT ABRAMS C/O KENNEDY GROUP 180 POST RD EAST WESTPORT CT 06880	2281-000007 THE ALABAMA-ARIZONA CORPORATION C/O GARY M GOLTZ ESQ 3100 MONTICELLO SUITE 100 DALLAS TX 75205	2281-000016 FRANK D ARREOLA AND MODESTA T ARREOLA JT TEN RT.4, BOX 4124 WAPATO WA 98951
Returned Mail	Returned Mail	Returned Mail
2281-000028 DAVID R BAKER 180 EAST 79TH STREET NEW YORK NY 10021	2281-000030 WILLIAM B BAKER 6533 E. 80TH PL. TULSA OK 74133	2281-000033 GARIC K BARRANGER 325 EAST LOCKWOOD ST. COVINGTON LA 70433
Returned Mail	Returned Mail	Returned Mail
2281-000044 ESTHER BERNSTEIN 28 GREENHAVEN RYE NY 10580	2281-000604 BLUM RETIREMENT FUND 4000 E BELLEVIEW AVE #300 ENGLEWOOD CO 80111	2281-000053 MARTIN BRETT 5400 COLUMBIA SEAFIRST CENTER 701 FIFTH AVENUE SEATTLE WA 98104
Returned Mail	Returned Mail	Returned Mail
2281-000059 ROBERT S BURGESS JR 112 HOLLOW TREE RIDGE ROAD DARIEN CT 06820	2281-000062 TIMOTHY M BURKE 2131 STATELINE ROAD NILES MI 49120	2281-000068 CHARLES F CAPORRELLA & JANICE E CAPORELLA JT TEN 76 GILBERT DRIVE STOUGHTON MA 02072
Returned Mail	Returned Mail	Returned Mail
2281-000070 JOSEPHINE CARFORA & JOAN THOMAS JT TEN 761 SCHOOLHOUSE LANE BOUNDBROOK NJ 08805	2281-000072 CHARLES G CARL CUST MARY J CARL NJ UNIF GIFT MIN ACT 1000 WYCHWOOD RD WESTFIELD NJ 07090	2281-000135 DUNLOP AND CO C/O BANKEAST TRUST CO ATTN DAVID CARLSON TWO WALL ST MANCHESTER NH 03105
Returned Mail	Returned Mail	Returned Mail
2281-000162 FINEVEST PARTNERS LIMITED PARTNERSHIP 191 MASON STREET GREENWICH CT 06830	2281-000168 F RICHARDS FORD III % ARNOX CORPORATION 20 DAYTON AVENUE GREENWICH CT 06830	2281-000170 STEPHEN J FRASCA & JANE E FRASCA JT TEN 23 CHESTER STREET NASHUA NH 03060
Returned Mail	Returned Mail	Returned Mail
2281-000178 ROSE MARY GARCIA 380 FLORA COURT LAKEWOOD NJ 08701	2281-000180 MANUEL GARSHOFSKY & TRUDY GARSHOFSKY JT TEN 8512 5TH AVE NORTH BERGEN NJ 07047	2281-000184 NORMAN GERVAIS 950 FARMINGTON AVE C-1 NEW BRITAIN CT 06053
Returned Mail	Returned Mail	Returned Mail
2281-000216 MARY L HOLMES 6325 24TH NE TACOMA WA 98422	2281-000217 ESTELLE HOHLER 15071 SW 127 CIRCLE PL SOUTH MIAMI FL 33186	2281-000220 CLEMENT A HOPP JR C/O SALT, INC. 725 SO. ORANGE AVE SARASOTA FL 33577

2281-TELEMETRIX INC TELEMETRIX INC
Returned Mail Mail Shareholders

Page 20

Returned Mail	Returned Mail	Returned Mail
2281-000223 HOWARD DARBY & LEVIN C/O ARNOX CORPORATION 1 SOUND SHORE DR GREENWICH CT 06830	2281-000605 JED FAMILY TRUST 400 E BELLEVIEW AVE SUTIE 300 ENGLEWOOD CO 80111	2281-000252 IRIS C KARU 200 SPRINGFIELD AVE SPRINGFIELD NJ 07081
Returned Mail	Returned Mail	Returned Mail
2281-000303 BRIAN MAHANY PO BOX 8512 RED BANK NJ 07701	2281-000313 IRENE MATHESON 6208 PEPPERHILL WEST BLOOMFIELD MI 48033	2281-000342 CAROLE K MORRIS 1534 TOBAGGAN RUN MANASQUAN NJ 08736
Returned Mail	Returned Mail	Returned Mail
2281-000358 DITLEF OLSEN P.O. BOX 6280 NEWPORT NEWS VA 23606	2281-000387 CLAIRE S PRICE 610 ISHAM CIRCLE BRIELLE NJ 08730	2281-000403 LAWRENCE RICE ROSENKRANTZ LYON & ROSS INC SIX EAST 43RD ST NEW YORK NY 10017
Returned Mail	Returned Mail	Returned Mail
2281-000405 HARRY E RIPCA & MARY ANN RIPCA JT TEN 306 BARKENTINE LANE MANTOLOKING NJ 08738	2281-000416 FRED E ROSENSTIEHL 21 MOUNTAIN VIEW DRIVE MOUNTAINSIDE NJ 07092	2281-000429 JOSEPH SCHAEFFER & NANCY LEACH JT TEN BOX 64 MARLBORO VT 05344
Returned Mail	Returned Mail	Returned Mail
2281-000451 JACKIE G SIMPSON CUST BRETT A SIMPSON WA UNIF GIFTS MIN ACT 26350 BARBER CUT-OFF ROAD KINGSTON WA 98346	2281-000464 RICHARD STOHL 68 E FIRST ST CLIFTON NJ 07011	2281-000474 MARK TERRY & SHARON TERRY JTTEN 43 RABBIT RUN DRIVE NEWFOUNDLAND NJ 07435
Returned Mail	Returned Mail	Returned Mail
2281-000477 JAMES W TIDD & SHIRLEY A TIDD JTTEN 1015 HAVEN LANE ALBION MI 49224	2281-000484 HELEN E TURNER 317 - 3RD AVE., SO. EDMONDS WA 98020	2281-000494 IRVING WEINSTEIN & ALICE WEINSTEIN JT TEN 6821 SW 147TH AVE MIAMI FL 33193
Returned Mail	Returned Mail	Returned Mail
2281-000508 JOANN WOOD ROUTE 4, BOX 15A BATTERY PARK ROAD SMITHFIELD VA 23430	2281-000509 ROBERT M YACOBI & PEGGY L YACOBI JT TEN 15 SHIRLEY ROAD NEWPORT NEWS VA 23601	2281-000510 R JERRY YOKOM 1630 BAYWOOD LANE GRANGER IN 46530

Total Returned Mail = 45

2281-TELEMETRIX INC TELEMETRIX INC
Invalid Address Mail Shareholders

Page 21

Invalid Address
2281-000576 JANET E PEARLSTEIN

Total Invalid Address = 1
Overall Count = 46

047-197 (13346)

2281 - TELEMETRIX INC
Securityholder Totals as of July 14, 2004

Issue	Securityholder Count	Plan Securities	Book Securities	Certificated Free Securities	Restricted Securities	Treasury Securities	* Total * Securities
Common	248		3,090,045	1,239,205	14,146,936		18,476,186

WE HEREBY CERTIFY THAT THE ATTACHED LIST IS A TRUE AND CORRECT LIST OF THE HOLDERS OF CERTIFICATES REPRESENTING THE CLASS OF STOCK OF THE ABOVE-NAMED COMPANY AS SHOWN ON THE RECORDS MAINTAINED IN THIS OFFICE AT THE CLOSE OF BUSINESS ON THE DATE INDICATED ABOVE.

DATE: 7-15-04

SIGNED: Judy Dirks

TITLE: Support Services

Prepared by Computershare Investor Services

Exhibit 3(b)

ARL Investors, Inc.

(Delaware)

BY-LAWS

ARTICLE ONE

STOCKHOLDERS

SECTION 1.1. Annual Meetings. An annual meeting of stockholders to elect directors and transact such other business as may properly be presented to the meeting shall be held after the close of the Corporation's fiscal year on a date and at a time to be determined by the Board of Directors, but not later than the last Thursday in May of each year or if that day is a legal holiday in the jurisdiction in which the meeting is to be held then on the next following day not a legal holiday.

SECTION 1.2. Special Meetings. A special meeting of stockholders may be called at any time by the Board of Directors, its Chairman, the Executive Committee or the President and shall be called by any of them or by the Secretary upon receipt of a written request to do so specifying the matter or matters appropriate for action at such a meeting which are proposed to be presented at the meeting, signed by holders of record of a majority of the shares of stock which would be entitled to be voted on such matter or matters if the meeting were held on the day such request is received and the record date for such meeting were the close of business on the preceding day. Any such meeting shall be held at such time and at such place, within or without the State of Delaware, as shall be determined by the body or person calling such meeting and as shall be stated in the notice of such meeting.

SECTION 1.3. Notice of Meeting. For each meeting of stockholders written notice shall be given stating the place, date and hour and, in the case of a special meeting, the purpose or purposes for which the meeting is called and, if the list of stockholders required by Section 1.9 is not to be at such place at least 10 days prior to the meeting, the place where such list will be. Except as otherwise provided by Delaware law, the written

348

notice of any meeting shall be given not less than 10 or more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

SECTION 1.4. Quorum. Except as otherwise required by law or the Certificate of Incorporation, the holders of record of a majority of the shares of stock entitled to be voted present in person or represented by proxy at a meeting shall constitute a quorum for the transaction of business at the meeting, but in the absence of a quorum the holders of record present or represented by proxy at such meeting may vote to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is obtained. At any such adjourned session of the meeting at which there shall be present or represented the holders of record of the requisite number of shares, any business may be transacted that might have been transacted at the meeting as originally called.

SECTION 1.5. Chairman and Secretary at Meeting. At each meeting of stockholders the President, or in his absence the person designated in writing by the President, or if no person is so designated, then a person designated by the Board of Directors, shall preside as chairman of the meeting; if no person is so designated, then the meeting shall choose a chairman by plurality vote. The Secretary, or in his absence a person designated by the chairman of the meeting, shall act as secretary of the meeting.

SECTION 1.6. Voting; Proxies. Except as otherwise provided by law or the Certificate of Incorporation, and subject to the provisions of Section 1.10:

(a) Each stockholder shall at every meeting of stockholders be entitled to one vote for each share of Common Voting Stock held by him.

(b) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall

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SECTION 1.9. List of Stockholders Entitled to Vote. At least 10 days before every meeting of stockholders a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be prepared and shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. Such list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

SECTION 1.10. Fixing of Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than 60 or less than 10 days before the date of such meeting, nor more than 60 days prior to any other action. If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

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ARTICLE TWO

DIRECTORS

SECTION 2.1. Number; Term of Office; Qualifications; Vacancies. The number of directors that shall constitute the whole Board of Directors shall be determined by action of the Board of Directors taken by the affirmative vote of a majority of the whole Board of Directors. Directors shall be elected at the annual meeting of stockholders to hold office, subject to Sections 2.2 and 2.3, until the next annual meeting of stockholders and until their respective successors are elected and qualified. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and the directors so chosen shall hold office, subject to Sections 2.2 and 2.3, until the next annual meeting of stockholders and until their respective successors are elected and qualified.

SECTION 2.2. Resignation. Any director of the Corporation may resign at any time by giving written notice of such resignation to the Board of Directors, the President or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if no time be specified, upon receipt thereof by the Board of Directors or one of the above-named officers; and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the Board of Directors effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in these By-Laws in the filling of other vacancies.

SECTION 2.3. Removal. Any one or more directors may be removed, with or without cause, by the vote or written consent of the holders of a majority of the shares entitled to vote at an election of directors.

SECTION 2.4. Regular and Annual Meetings; Notice. Regular meetings of the Board of Directors shall be held at such time and at such place, within or without the State

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of Delaware, as the Board of Directors may from time to time prescribe. No notice need be given of any regular meeting, and a notice, if given, need not specify the purposes thereof. A meeting of the Board of Directors may be held without notice immediately after an annual meeting of stockholders at the same place as that at which such meeting was held.

SECTION 2.5. Special Meetings; Notice. A special meeting of the Board of Directors may be called at any time by the Board of Directors, its Chairman, the Executive Committee, the President or any person acting in the place of the President and shall be called by any one of them or by the Secretary upon receipt of a written request to do so specifying the matter or matters, appropriate for action at such a meeting, proposed to be presented at the meeting and signed by at least two directors. Any such meeting shall be held at such time and at such place, within or without the State of Delaware, as shall be determined by the body or person calling such meeting. Notice of such meeting stating the time and place thereof shall be given (a) by deposit of the notice in the United States mail, first class, postage prepaid, at least two days before the day fixed for the meeting addressed to each director at his address as it appears on the Corporation's records or at such other address as the director may have furnished the Corporation for that purpose, or (b) by delivery of the notice similarly addressed for dispatch by telegraph, cable or radio or by delivery of the notice by telephone or in person, in each case at least 24 hours before the time fixed for the meeting.

SECTION 2.6. Chairman of the Board; Presiding Officer and Secretary at Meetings. The Board of Directors may elect one of its members to serve at its pleasure as Chairman of the Board. Each meeting of the Board of Directors shall be presided over by the Chairman of the Board or in his absence by the President, if a director, or if neither is present by such member of the Board of Directors as shall be chosen by the meeting. The Secretary, or in his absence an Assistant Secretary, shall act as secretary of the meeting, or if no such officer is present, a secretary of the meeting shall be designated by the person presiding over the meeting.

SECTION 2.7. Quorum. A majority of the whole Board of Directors shall constitute a quorum for the transaction of business, but in the absence of a quorum a majority of those present (or if only one be present, then that one)

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may adjourn the meeting, without notice other than announcement at the meeting, until such time as a quorum is present. Except as otherwise required by the Certificate of Incorporation or the By-Laws, the vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 2.8. Meeting by Telephone. Members of the Board of Directors or of any committee thereof may participate in meetings of the Board of Directors or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

SECTION 2.9. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

SECTION 2.10. Executive and Other Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate an Executive Committee and one or more other committees, each such committee to consist of one or more directors as the Board of Directors may from time to time determine. Any such committee, to the extent provided in such resolution or resolutions, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including the power to authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have such power or authority in reference to amending the Certificate of Incorporation, adopting an agreement of merger or consolidation, recommending to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the By-Laws; and unless the resolution shall expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance

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of stock. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Each such committee other than the Executive Committee shall have such name as may be determined from time to time by the Board of Directors.

SECTION 2.11. Compensation. A director shall receive such compensation, if any, for his services as a director as may from time to time be fixed by the Board of Directors, which compensation may be based, in whole or in part, upon his attendance at meetings of the Board of Directors or of its committees. He may also be reimbursed for his expenses in attending any meeting.

ARTICLE THREE

OFFICERS

SECTION 3.1. Election; Qualification. The officers of the Corporation shall be a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. The Board of Directors may elect a Controller, one or more Assistant Secretaries, one or more Assistant Treasurers, one or more Assistant Controllers and such other officers as it may from time to time determine. Two or more offices may be held by the same person.

SECTION 3.2. Term of Office. Each officer shall hold office from the time of his election and qualification to the time at which his successor is elected and qualified, unless sooner he shall die or resign or shall be removed pursuant to Section 3.4.

SECTION 3.3. Resignation. Any officer of the Corporation may resign at any time by giving written notice of such resignation to the Board of Directors, the President or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if no time be specified, upon receipt thereof by the Board of Directors or one of the above-named officers; and, unless specified therein, the acceptance of such resignation shall not be necessary to make it effective.

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same and shall exercise the powers and shall perform the duties incident to the office of Secretary, subject to the direction of the Board of Directors and the Executive Committee, if any.

SECTION 3.11. Treasurer. The Treasurer shall have care of all funds and securities of the Corporation and shall exercise the powers and shall perform the duties incident to the office of Treasurer, subject to the direction of the Board of Directors and the Executive Committee, if any.

SECTION 3.12. Other Officers. Each other officer of the Corporation shall exercise the powers and shall perform the duties incident to his office, subject to the direction of the Board of Directors and the Executive Committee, if any.

ARTICLE FOUR

CAPITAL STOCK

SECTION 4.1. Stock Certificates. The interest of each holder of stock of the Corporation shall be evidenced by a certificate or certificates in such form as the Board of Directors may from time to time prescribe. Each certificate shall be signed by or in the name of the Corporation by the Chairman of the Board or the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary. Any of or all the signatures appearing on any such certificate or certificates may be a facsimile. If any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

SECTION 4.2. Transfer of Stock. Shares of stock shall be transferable on the books of the Corporation pursuant to applicable law and such rules and regulations as the Board of Directors shall from time to time prescribe.

SECTION 4.3. Holders of Record. Prior to due presentment for registration of transfer the Corporation may treat the holder of record of a share of its stock

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as the complete owner thereof exclusively entitled to vote, to receive notifications and otherwise entitled to all the rights and powers of a complete owner thereof, notwithstanding notice to the contrary.

SECTION 4.4. Lost, Stolen, Destroyed or Mutilated Certificates. The Corporation shall issue a new certificate of stock to replace a certificate theretofore issued by it alleged to have been lost, destroyed or wrongfully taken, if the owner or his legal representative (i) requests replacement before the Corporation has notice that the stock certificate has been acquired by a bona fide purchaser; (ii) files with the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such stock certificate or the issuance of any such new stock certificate; and (iii) satisfies such other terms and conditions as the Board of Directors may from time to time prescribe.

ARTICLE FIVE

MISCELLANEOUS

SECTION 5.1. Indemnity. (a) The Corporation shall indemnify, subject to the requirements of subsection (d) of this Section, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint-venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith

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and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) The Corporation shall indemnify, subject to the requirements of subsection (d) of this Section, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of the Corporation, or a person serving in any other enterprise at the request of the Corporation, has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this Section, or in defense of any claim, issue or matter therein, the Corporation shall indemnify him against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this Section (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the

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director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this Section. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses incurred by a director, officer, employee or agent in defending a civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Section.

(f) The indemnification provided by this Section shall not limit the Corporation from providing any other indemnification permitted by law nor shall it be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section.

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(h) For the purposes of this Section, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

SECTION 5.2 Waiver of Notice. Whenever notice is required by the Certificate of Incorporation, the By-Laws or any provisions of the General Corporation Law of the State of Delaware, a written waiver thereof, signed by the person entitled to notice, whether before or after the time required for such notice, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

SECTION 5.3. Fiscal Year. The fiscal year of the Corporation shall be as the Board of Directors shall from time to time prescribe.

SECTION 5.4. Corporate Seal. The corporate seal shall be in such form as the Board of Directors may from time to time prescribe, and the same may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

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ARTICLE SIX

AMENDMENT OF BY-LAWS

SECTION 6.1. Amendment. The By-Laws may be adopted, amended or repealed by the stockholders or by the Board of Directors by a majority vote of the whole Board of Directors.

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Section DeLC. ss. 211

DELAWARE CODE ANNOTATED
TITLE 8. CORPORATIONS
CHAPTER 1. GENERAL CORPORATION LAW
SUBCHAPTER VII. MEETINGS, ELECTIONS, VOTING AND NOTICE

     § 211 Meetings of stockholders.

(a)(1) Meetings of stockholders may be held at such place, either within or without this State as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by the board of directors. If, pursuant to this paragraph or the certificate of incorporation or the bylaws of the corporation, the board of directors is authorized to determine the place of a meeting of stockholders, the board of directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by paragraph (a)(2) of this section.

(2) If authorized by the board of directors in its sole discretion, and subject to such guidelines and procedures as the board of directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

     a. Participate in a meeting of stockholders; and

b. Be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

(b) Unless directors are elected by written consent in lieu of an annual meeting as permitted by this subsection, an annual meeting of stockholders shall be held for the election of directors on a date and at a time designated by or in the manner provided in the bylaws. Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

(c) A failure to hold the annual meeting at the designated time or to elect a sufficient number of directors to conduct the business of the corporation shall not affect otherwise valid corporate acts or work a forfeiture or dissolution of the corporation except as may be otherwise specifically provided in this chapter. If the annual meeting for election of directors is not held on the date designated therefor or action by written consent to elect directors in lieu of an annual meeting has not been taken, the directors shall cause the meeting to be held as soon as is convenient. If there be a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. The shares of stock represented at such meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting, notwithstanding any provision of the certificate of incorporation or bylaws to the contrary. The Court of Chancery may issue such orders as may be appropriate, including, without limitation, orders designating the time and place of such meeting, the record date for determination of stockholders entitled to vote, and the form of notice of such meeting.

(d) Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Ce) All elections of directors shall be by written ballot unless otherwise provided in the certificate of incorporation; if authorized by the board of directors, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

(8 Del. C. 1953, ss. 211; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, ss. 12; 63 Del. Laws, c. 25, ss. 4; 71 Del. Laws, c. 120, ss.~ 12, 13; 72 Del. Laws, c. 343, ss.~ 7, 8.)

(General Materials (GM) - References, Annotations, or Tables)

NOTES, REFERENCES, AND ANNOTATIONS

Cross-references. -- As to stockholders' meetings of state banks and trust companies, see ss. 743 of Title 5.

Revisor's note. -- Section 20 of 72 Del. Laws, C. 343, provides: "This act shall become effective July 1, 2000."

Effect of amendments. -- 72 Del. Laws, c. 343, rewrote (a) and (e).

Delaware corporation law requires that an annual meeting of stockholders must be held for the election of directors. Tweedy, Browne &, Knapp v. Cambridge Fund, Inc., Del. Ch., 318 A.2d 635 (1974); Saxon Indus., Inc. v.N KFW.Partners, Del. Supr., 488 A.2d 12 98 (19[128] 4). Mandate of subsection (b) of this section is that an annual meeting of stockholders "shall be held for the election of directors" and alternative procedures are provided to assure that there is corporate compliance therewith. Coaxial Communications, Inc. v. CNA Fin. Corp., Del. Supr., 367 A.2d 994 (1976). In the absence of certificate provisions providing otherwise, directors, including those designated by a special class of stock, must be elected annually pursuant to this section. Insitulorm of N. Am., Inc. v. chandler, Pe!. Ch.,534i,, .2d 2..51(198fl.

Purpose of this section is to provide relief to a stockholder who makes a showing that a meeting to elect directors has not been held for more than 13 months. Coaxial Communications, Inc. v. CNA Fin. corp., Del. Supr., 367 A.2d 994. (1976).

No distinction between stockholders. -- This section does not distinguish between large and small stockholders, nor between those in accord with and those in opposition to existing management. Each has the right to invoke judicial aid to compel compliance with this section Coaxial Communications Inc. `i. CNAFin. Corp., DeP..Supr., 36.7 A.20 994(1976).

No right of shareholder to insist that meeting be held at particular time. -- While the right of a shareholder to compel an annual meeting under this section may be virtually absolute, a shareholder has no similar right to insist that it be held at any particular time. Savin Bus. M~achs., Corp. V. Rapifax Corp., Del. Ch., 375 A.2d 469 (1977).

Discretion of court. -- The timing of the mandated meeting clearly falls within the discretionary authority of the court. Savinus. Machs,,Corp.v..Rapifax Corp, Del. CH, 375 AA.2d 469 (1977). The use of the term "may summarily order" in subsection (c) of this section obviously reposes a discretion in the court to be exercised in light of the existing circumstances. Savin Bus. Machs. Corp. v. Rapifax Corp., Del. Ch., 375 A.2d 469 (1977); Hoschett v. TSI Int'l Software, LTD., Del. Ch., 683 A.2d 43 (1996). Although satisfying the statutory elements for relief, the court refused to order an annual meeting because of the shareholders' plan to make an `end run" around federal rules and regulations governing public trading of securities. Clabault v. Caribbean Select, Inc., Del. Ch., 805 A.2d 913 (2002).

Postponement of annual meeting. -- The business judgment rule does not confer any presumption of propriety on the acts of the directors in postponing an annual meeting. Aprahamian v. HBO & Co., Del. Ch., 531 A.2d 1204 (1987). A board's decision to defer the annual meeting to a later time in conformity with the company's bylaws and this section is not a decision that threatens the legitimacy of the electoral process and the propriety of such decision is to be measured by the permissive business judgment form of review. Stahl v. Apple Bancorp, Inc., Del. rh., 579 A.2d 1115 (1990).
The action of deferring the company's annual meeting because of a proposed proxy contest where no meeting date has yet been set and no proxies solicited did not impair or impede the effective exercise of the corporate franchise; thus, the majority shareholder had no legal right to compel the holding of the company's annual meeting. Stahj v, Appie. Bapcorp, .~pc., Del. Ch., 579 A.2d 1115(1990).

Acquiescence to practice of not holding meetings. — Mere acquiescence in the failure to hold earlier meetings, or indeed actual connivance to avoid earlier meetings, ought not deprive shareholders generally of the right to elect directors at an annual meeting. Speiser v. Baker, Del 525 A.2d 1001 (1987).

Written consents insufficient. -- The mandatory requirement that an annual meeting of shareholders be held is not satisfied by shareholder action by written consents pursuant to ss. 228 of this title. Hoschett v. TSI Int'l Software, LTD., Del. Ch., 683 A.2d 43 (1996).

Call for meeting issued by de facto officer is valid call, provided of course it would be if the officer were a de jure one. Moon v. Moon Motor Car Co., 17 Del. Ch. 176, 151A. 298 (1930).

Special shareholder meeting. -- Bylaw amendment extending from 35 to 60 the minimum time period for calling a shareholder-initiated special meeting to remove the board of directors in response to a hostile takeover threat was a reasonable response since earlier meeting could have threatened shareholders' interest in making an informed decision about a possible merger and since the response was proportionate to the threat as it only delayed but did not preclude a shareholder vote. Kidsco Inc. v. Dinsrnore, Del.Ch., .674. A.2d 483.,(i.995).

Stockholders may elect chairperson, other than the president, whenever they deem it necessary to do so. Duffy,v. Loft, Inc., 17 Del. ch! 37~,,.152. A. 849(1930). The presence of a corporation's president ready and willing to preside cannot be said to oust the stockholders of their right to choose a chairperson on any such theory that the president's presence makes such choice unnecessary, when the bylaws give the stockholders the right to choose a chairperson. Duffy v. Loft, Irc., 17.DeL Ch. 1,4Q, 151 A. 223(1930), aff'd, 17 Del. ~ (1930),.

Motion for election of chairperson may be made by stockholder. -- When the corporation president refuses to put the motion to elect a chairperson for the stockholders' meeting to a vote, the stockholders can resort to a vote on the motion when put to them by one of their fellows. Duffy,,v. Loft, Inc., 17 Del. Ch. 140, 151 A. 223 (1930), aff'd, 17 Del. Ch. 376, 152 A. 849 (1930).

And choice may be made by voice vote or ballot. -- When the stockholders have the right to choose a chairperson, the choice may be made by a viva voce vote rather than by a vote of shares and by ballot, if the bylaws contain a provision which so provides. Duffy v. Loft, inc., 17 Del. Ch. 140, 151

A. 223 (1930), aff'd, 17 Del. Ch. 376, 152 A. 849 (1930).

Change of control. -- The objection to holding a stockholders' meeting -- that one person will likely be voted out of office as a director and the company will fall under the complete domination of another -- would not be a reason to enjoin the meeting and cannot be a reason to excuse compliance with subsection (b). Speiser v. Baker, Del. Ch., 525 A.2d 1001 (1987).

Notice need not be given as to proposed resolutions. -- It was not necessary that advance notice of the proposed resolutions to be voted upon at an annual stockholders' meeting be set forth. Gottlieb V. McKee, 34 Del. Ch. 537, 107 A.2d 240(1954).

Duty of Court to ensure that meeting and election are prompt. -- The spirit of subsection (c) of this section indicates that where more than 13 months have elapsed without a meeting of shareholders to elect directors and application is made by a shareholder for Court intervention because of this, the Court has a duty to make sure that such a meeting and election take place as promptly as possible. Normally this can only be guaranteed by the entry of an order fixing a definite date for the event to take place. Tweedy, Browne & Knapp v. Cambridge Fund, Inc., Del. Ch., 318 A.2d 635 (1974). Stockholder's request for a summary judgment compelling a company to hold an annual stockholder's meeting pursuant to this section was granted, where the company failed to take reasonable steps to hold a meeting within 13 months of the last meeting; the fact that the company set a date for the meeting within the 13 month period did not satisfy the statutory requirements, as the meeting had to actually be held within the 13 month period. MFC Bancorp LTD v. Equidyne Corp., Del. Ch., -- A.2d --(Aug. 13, 2003).

Prima fade case for relief under this section was made by plaintiff because it proved that: (1) Plaintiff is a stockholder of defendant; and (2) there had not been a meeting of stockholders for election of directors during a period of more than 13 months. coaxial Communications, Inc. y., .cNA Fin. Corp., Del. Supr., 367 A.2d 994 (1976); Saxon Indus., Inc. v. NKFW Partners, Del. Supr., 488 A.2d 1298 (1984).

Not all delays in holding annual meeting are necessarily inexcusable, and certainly if there are mitigating circumstances explaining the delay or failure to act, they can be considered in fixing the time of the meeting or by such other "appropriate" order. ~ Browne & Knapp v. Cambridge Fund, inc., Del. Ch., 318 A.2d 635 (1974).

Directors may convene meeting if annual meeting is not held. -- If no annual meeting is held for the election of directors, the directors in office can nevertheless convene a meeting for the election. In re Tonopab United Water Co.,. 16 Del. Ch.26, 139 ~ When it becomes evident that the annual meeting cannot possibly be held in obedience to the bylaws of the company, the board of directors can proceed to call the meeting for another date, and their act in so doing does not amount to an attempted change of the annual meeting date. Inre Tonopah United Water Co., 16 Del. Ch. 26, 139i, 762 (1927).

Receiver for stockholder may act. -- When a receiver has a valid order of appointment by the United States District Court wherein the receiver is given broad powers of management of corporate affairs, there can be no question about such receiver's authority to proceed with an action under this section. Prickett v. American Steel & Pump Corp., Del.,, c,h., 251 A.2d .576 (1969).
Where a receiver for a majority stockholder makes out a prima facie case both as to status under this section and as to his or her right to relief, the court cannot deny him or her relief based upon what is in its essence a collateral attack upon the receiver's authority and status as receiver. Prickett v,., American Steel & Pump Corp., Del. Ch., 251 A.2d 576 (1969).

Special elections for newly created director positions are not prevented. -- Statutory provisions referring to an annual meeting for the purpose of electing directors pertain to regular elections and were not meant to prevent a special election for newly created positions. Burr v. Burr Corp., Del. Ch., 291 A.2d 409(1972).

Right to select directors during insolvency. -- Where the corporation remains in control of its affairs while undergoing reorganization pursuant to the Bankruptcy Code, insolvency does not divest the stockholders of their right to elect directors. Saxon Indus., Inc. v. NKFW Partners, Del. Supr., 488 A.2d 1298 (i984).

Courts try to sustain conclusiveness of stockholder meetings. -- Where an extensive campaign has been carried on by rival groups for the votes of stockholders and the arguments pro and con have been made, the parties interested should submit to a count and let the majority prevail, so that the court should indulge in every reasonable intendment in favor of the conclusiveness of the meeting. Duffy v. Loft, Inc., 17 Del. Ch. .140, 151 A. 223 (1930), aff'd, 17 Del. Ch., 376, 152 A. 849 (1930).

When election has been validly held Court cannot order another one. -- When an election has in fact been held either on the day designated by the bylaws, or at some other day prior to the application to the Court of Chancery under this section, then the Court of Chancery has no power to order an election. Schultz v,Commonw,ea1,~h Mt,g. Co., l2Del. Ch. 104, 107 A. 774 (1919); inre To,no,pah United Water Co., 16 Del,. ~h. 26, 139 A.~ 762 (1927).

Master to conduct meeting not appointed. -- Where plaintiff stockholders have sought judgment on the pleadings, and where there was nothing alleged in the complaint which attributed any improper conduct or purpose to the present directors of defendant corporation or which would indicate futility in requiring the present management to hold the stockholders' meeting to elect directors, the Court would not appoint a master to conduct the meeting. Tweedy, Browne & Knapp v. Cambridge ELind, Inc., Del. Ch., 3~8 A.2d 635(1974).

Preliminary injunction enjoining holding of corporate meeting or election of directors will not be granted unless the denial thereof would cause an "irreparable injury." Hauth ,v. Giant Portland Cement Co.,,33 Del. Ch. 496, .96 A.2d 233 (1953).

Directors application for preliminary injunctive relief postponing holding of corporation's scheduled annual meeting was denied where the equities in favor of the holding of the meeting as regularly scheduled outweighed those implicit in the director's belated efforts to wage a proxy fight designed to preserve his status as a director of the corporation and to bring about the removal of the corporation's chief executive officer. Lenahan v. National Cojnputer Analysts Corp., Del. Ch., .310 A.2d 661 (1973).

8 Del.C. ss. 211, DESTTI 8 ss. 211

Current through 2003 Regular Session of the 142nd General Assembly

Copyright (C) 1975-2003 by The State of Delaware. All rights reserved. END OF DOCUMENT copr. (C) West 2004 No claim to Orig. U.S. Govt. Works

PROXY

TELEMETRIX, INC.

THIS PROXY IS SOLICITED BY
THE BOARD OF DIRECTORS OF
TELEMETRIX, INC.
FOR THE SPECIAL MEETING OF STOCKHOLDERS ON SEPTEMBER 21, 2004

The undersigned shareholder, hereby revoking any contrary proxy previously given, hereby appoints Michael J. Tracy and William W. Becker and each of them, attorneys and proxies, with full power of substitution and revocation, to vote all of the shares of the undersigned in Telemetrix, Inc. (the “Company”) entitled to vote at the special meeting of stockholders of the Company on September 28, 2004, and at any adjournment thereof, as indicated on the reverse side. Except as otherwise indicated on the reverse side, the undersigned shareholder authorizes the proxies appointed hereby to vote all shares of stock of the Company standing in the name of the undersigned stockholder.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND 2 WITH THE DISCRETIONARY AUTHORITY DESCRIBED ABOVE.

CONTINUED AND TO BE SIGNED ON FOLLOWING PAGE

SEE FOLLOWING PAGE

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” EACH OF THE PROPOSALS

[X] Please mark your vote as in this example

1.    Proposal to remove Patrick Kealy as a Director of the Company.

FOR    [   ]    AGAINST     [   ]    ABSTAIN    [   ]

2.    in the election of the following Director:

     a.     Gary R. Brown

FOR    [   ]    AGAINST     [   ]    ABSTAIN    [   ]

The Board of Directors recommends a vote “FOR” each of the proposals.

MARK HERE FOR [ ] ADDRESS CHANGE [ ] AND NOTE TO LEFT [ ]

Please return your signed proxy at once in the enclosed envelope, which requires no postage if mailed in the United States, even though you expect to attend the meeting in person.

The undersigned hereby acknowledges receipt of the Notice of Special Meeting and Proxy Statement dated September ____, 2004.

Please date and sign below. If a joint account, each owner should sign. When signing in a representative capacity, please give title. Please sign here exactly as name is printed below.

Date: __________________________________	(NAME OF SHAREHOLDER) By: __________________________________

EXHIBIT 2

JOINT FILING AGREEMENT
(Pursuant to Rule 13d-1(f) )

     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Telemetrix, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. Each party to is Joint Filing Agreement expressly authorizes Michael J. Tracy to file on such parties behalf any and all amendments to such Statement. Each such party undertakes to notify Michael J. Tracy of any changes giving rise to an obligation to file an amendment to Schedule 13D and it is understood that in connection with this Statement and all amendments thereto each such party shall be responsible only for the information supplied by such party.

     In evidence thereof, the undersigned, being duly authorized, hereby executes this Agreement this 27th day of August, 2004.

ARDARA INVESTMENTS, LTD. By: /s/ William W. Becker Authorized Agent	BECKER CAPITAL MANAGEMENT, LLC By: /s/ Larry E. Becker Manager

WILLIAM W. BECKER By: /s/ William W. Becker William W. Becker	BGC INVESTMENTS, INC. By: /s/ Larry E. Becker President

MICHAEL L. GLASER By: /s/ Michael L. Glaser Michael L. Glaser	MICHAEL L. GLASER IRA ROLLOVER By: /s/ Michael L. Glaser Michael L. Glaser

IONIAN INVESTMENTS, LTD. By: /s/ William W. Becker Authorized Agent	MICHAEL J. TRACY By: /s/ Michael J. Tracy Michael J. Tracy

VINTAGE INVESTMENTS, LTD. By: /s/ Larry E. Becker Authorized Agent	WELLS FARGO BANK FBO MICHAEL L. GLASER IRA ROLLOVER By: /s/ Michael L. Glaser Michael L. Glaser

WYSE INVESTMENTS, LTD. By: /s/ William W. Becker Authorized Agent	HARTFORD HOLDINGS LTD. By: /s/ William W. Becker Authorized Agent